GRUPO MODELO, S.A.B. DE C.V.

August 24, 2007.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Second Quarter 2007. Financial Information.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	92,209,806	100	85,217,017	100
s02	CURRENT ASSETS	33,971,359	37	31,268,560	37
s03	CASH AND SHORT-TERM INVESTMENTS	17,071,091	19	19,731,803	23
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	5,423,239	6	2,655,645	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	737,418	1	539,908	1
s06	INVENTORIES	8,552,191	9	6,049,656	7
s07	OTHER CURRENT ASSETS	2,187,420	2	2,291,548	3
s08	LONG-TERM	5,144,745	6	4,289,917	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,526,149	2	1,348,229	2
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,534,548	4	2,836,934	3
s11	OTHER INVESTMENTS	84,048	0	104,754	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	49,899,958	54	47,481,296	56
s13	LAND AND BUILDINGS	23,878,717	26	23,652,753	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	37,100,282	40	36,289,283	43
s15	OTHER EQUIPMENT	9,278,116	10	8,943,480	10
s16	ACCUMULATED DEPRECIATION	25,120,400	27	23,534,944	28
s17	CONSTRUCTION IN PROGRESS	4,763,243	5	2,130,724	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,621,024	3	1,666,356	2
s19	OTHER ASSETS	572,720	1	510,888	1
s20	TOTAL LIABILITIES	14,943,998	100	13,373,060	100
s21	CURRENT LIABILITIES	6,648,734	44	5,154,770	39
s22	SUPPLIERS	2,696,371	18	2,062,949	15
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,984,418	13	1,489,209	11
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,967,945	13	1,602,612	12
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,295,264	56	8,218,290	61
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	77,265,808	100	71,843,957	100
s34	MINORITY INTEREST	19,455,603	25	16,614,960	23
s35	MAJORITY INTEREST	57,810,205	75	55,228,997	77
s36	CONTRIBUTED CAPITAL	16,943,637	22	16,943,637	24
s79	CAPITAL STOCK	15,885,686	21	15,885,686	22
s39	PREMIUM ON ISSUANCE OF SHARES	1,022,693	1	1,022,693	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	35,258	0	35,258	0
s41	EARNED CAPITAL	40,866,568	53	38,285,360	53
s42	RETAINED EARNINGS AND CAPITAL RESERVES	47,651,449	62	44,908,886	63
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,784,881)	(9)	(6,623,526)	(9)
s80	SHARES REPURCHASED	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	17,071,091	100	19,731,803	100
s46	CASH	1,101,566	6	878,331	4
s47	SHORT-TERM INVESTMENTS	15,969,525	94	18,853,472	96
s07	OTHER CURRENT ASSETS	2,187,420	100	2,291,548	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,187,420	100	2,291,548	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,621,024	100	1,666,356	100
s48	DEFERRED EXPENSES (NET)	2,111,293	81	1,143,396	69
s49	GOODWILL	509,731	19	522,960	31
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	572,720	100	510,888	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	539,262	94	451,005	88
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	33.458	6	59.883	12
s21	CURRENT LIABILITIES	6,648,734	100	5,154,770	100
s52	FOREIGN CURRENCY LIABILITIES	1,391,142	21	492,577	10
s53	MEXICAN PESOS LIABILITIES	5,257,592	79	4,662,193	90
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,967,945	100	1,602,612	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,357,523	69	1,217,424	76
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	610,422	31	385,188	24
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,295,264	100	8,218,290	100
s66	DEFERRED TAXES	8,295,264	100	8,218,290	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	15,885,686	100	15,885,686	100
s37	CAPITAL STOCK (NOMINAL)	2,839,652	18	2,839,652	18
s38	RESTATEMENT OF CAPITAL STOCK	13,046,034	82	13,046,034	82

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s42	RETAINED EARNINGS AND CAPITAL RESERVES	47,651,449	100	44,908,886	100
s93	LEGAL RESERVE	3,116,253	7	2,686,199	6
s43	RESERVE FOR REPURCHASE OF SHARES	668,238	1	668,238	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	38,433,686	81	36,879,149	82
s45	NET INCOME FOR THE YEAR	5,433,272	11	4,675,300	10
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,784,881)	100	(6,623,526)	100
s70	ACCUMULATED MONETARY RESULT	4,515,325	(67)	4,515,325	(68)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,574,418)	82	(5,313,694)	80
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(5,308,524)	78	(5,308,524)	80
s99	LABOR OBLIGATION ADJUSTMENT	(417,264)	6	(516,633)	8
s100	OTHER	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	27,322,625	26,113,790
s73	PENSIONS AND SENIORITY PREMIUMS	5,920,469	5,115,757
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	19,774	18,763
s76	WORKERS (*)	18,027	19,382
s77	OUTSTANDING SHARES (*)	3,251,759,632	3,251,759,632
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO | QUARTER: 2 | YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	NET SALES	35,767,479	100	28,624,464	100
r02	COST OF SALES	15,657,819	44	12,758,407	45
r03	GROSS PROFIT	20,109,660	56	15,866,057	55
r04	GENERAL EXPENSES	9,053,741	25	7,106,689	25
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	11,055,919	31	8,759,368	31
r08	OTHER INCOME AND (EXPENSE), NET	171,686	0	(907,371)	(3)
r06	COMPREHENSIVE FINANCING RESULT	546,288	2	872,755	3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	11,773,893	33	8,724,752	30
r10	INCOME TAXES	3,186,078	9	2,627,170	9
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	8,587,815	24	6,097,582	21
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	8,587,815	24	6,097,582	21
r19	NET INCOME OF MINORITY INTEREST	3,154,543	9	1,422,282	5
r20	NET INCOME OF MAJORITY INTEREST	5,433,272	15	4,675,300	16

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	35,767,479	100	28,624,464	100
r21	DOMESTIC	20,203,160	56	20,126,183	70
r22	FOREIGN	15,564,319	44	8,498,281	30
r23	TRANSLATED INTO DOLLARS (***)	1,422,085	4	749,556	3
r08	OTHER INCOME AND (EXPENSE), NET	171,686	100	(907,371)	100
r49	OTHER INCOME AND (EXPENSE), NET	911,056	531	(335,620)	37
r34	EMPLOYEES' PROFIT SHARING EXPENSES	753,540	439	582,257	(64)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(14,170)	(8)	(10,506)	1
r06	COMPREHENSIVE FINANCING RESULT	546,288	100	872,755	100
r24	INTEREST EXPENSE	0	0	13	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	693,901	127	675,985	77
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	22,376	4	348,284	40
r28	RESULT FROM MONETARY POSITION	(169,989)	(31)	(151,501)	(17)
r10	INCOME TAXES	3,186,078	100	2,627,170	100
r32	INCOME TAX	3,102,571	97	2,587,980	99
r33	DEFERRED INCOME TAX	83,507	3	39,190	1

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	37,922,714	30,710,789
r37	TAX RESULT FOR THE YEAR	6,700,399	5,780,285
r38	NET SALES (**)	64,302,164	54,633,721
r39	OPERATING INCOME (**)	18,641,158	15,595,227
r40	NET INCOME OF MAJORITY INTEREST (**)	9,480,122	8,092,113
r41	NET CONSOLIDATED INCOME (**)	13,868,418	10,544,677
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,586,936	1,427,114

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	19,711,017	100	15,702,023	100
rt02	COST OF SALES	8,502,796	43	6,916,654	44
rt03	GROSS PROFIT	11,208,221	57	8,785,369	56
rt04	GENERAL EXPENSES	4,875,107	25	3,758,957	24
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	6,333,114	32	5,026,412	32
rt08	OTHER INCOME AND (EXPENSE), NET	(285,259)	(1)	(595,534)	(4)
rt06	COMPREHENSIVE FINANCING RESULT	254,115	1	689,096	4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	6,301,970	32	5,119,974	33
rt10	INCOME TAXES	1,481,274	8	1,591,438	10
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	4,820,696	24	3,528,536	22
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	4,820,696	24	3,528,536	22
rt19	NET INCOME OF MINORITY INTEREST	1,773,631	9	822,301	5
rt20	NET INCOME OF MAJORITY INTEREST	3,047,065	15	2,706,235	17

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	19,711,017	100	15,702,023	100
rt21	DOMESTIC	11,066,358	56	10,995,282	70
rt22	FOREIGN	8,644,659	44	4,706,741	30
rt23	TRANSLATED INTO DOLLARS (***)	803,745	4	406,062	3
rt08	OTHER INCOME AND (EXPENSE), NET	(285,259)	100	(595,534)	100
rt49	OTHER INCOME AND(EXPENSE), NET	114,786	(40)	(270,130)	45
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	405,910	(142)	327,295	(55)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(5,865)	2	(1,891)	0
rt06	COMPREHENSIVE FINANCING RESULT	254,115	100	689,096	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	323,828	127	329,715	48
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(121,275)	(48)	236,926	34
rt28	RESULT FROM MONETARY POSITION	51,562	20	122,455	18
rt10	INCOME TAXES	1,481,274	100	1,591,438	100
rt32	INCOME TAX	1,394,678	94	1,385,361	87
rt33	DEFERRED INCOME TAX	86,596	6	206,077	13

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	798,300	718,197

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	8,587,815	6,097,582
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,733,378	1,746,037
c03	RESOURCES FROM NET INCOME FOR THE YEAR	10,321,193	7,843,619
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,216,381)	302,336
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	6,104,812	8,145,955
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	484,358	(124,714)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,785,104)	(5,486,911)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(8,300,746)	(5,611,625)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(2,967,835)	(1,257,892)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(5,163,769)	1,276,438
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,234,860	18,455,365
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	17,071,091	19,731,803

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,733,378	1,746,037
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,586,936	1,427,114
c41	+ (-) OTHER ITEMS	146,442	318,923
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,216,381)	302,336
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(2,679,555)	(40,440)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,906,806)	(83,915)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(40,690)	25,353
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(316,548)	459,476
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	727,218	(58,138)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	484,358	(124,714)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	484,358	(124,714)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,785,104)	(5,486,911)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(8,785,104)	(5,486,911)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(2,967,835)	(1,257,892)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(303,517)	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(378,003)	(470,445)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(1,503,812)	(564,509)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(782,503)	(222,938)

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.92		$ 2.49	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 2.92		$ 2.49	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 4.26		$ 3.24	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 17.78		$ 16.98	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 2.08		$ 1.30	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.29	times	2.63	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	20.05	times	17.97	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007
GRUPO MODELO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	24.01	%	21.30	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	16.39	%	14.65	%
p03	NET INCOME TO TOTAL ASSETS (**)	15.04	%	12.37	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	77.55	%	55.39	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(1.97)	%	(2.48)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.69	times	0.64	times
p07	NET SALES TO FIXED ASSETS (**)	1.28	times	1.15	times
p08	INVENTORIES TURNOVER (**)	3.35	times	4.13	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	23.73	days	14.52	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	16.20	%	15.69	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.19	times	0.18	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	9.30	%	3.68	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	673,797.53	times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.30	times	4.08	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.10	times	6.06	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.82	times	4.89	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.27	times	2.33	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	256.75	%	382.78	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	28.85	%	27.40	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(11.78)	%	1.05	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	626,611.92	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(5.83)	%	2.22	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	105.83	%	97.77	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	12.73	%	37.39	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO MODELO REPORTS SECOND QUARTER 2007 RESULTS

MEXICO CITY, JULY 19, 2007. - GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES (BMV:GMODELOC) ("GRUPO MODELO" OR "THE COMPANY"), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2007.

IN THE SECOND QUARTER OF 2007, DOMESTIC VOLUME INCREASED 2.9%, TOTALING 9.5 MILLION HECTOLITERS, REFLECTING INCREASES OF 2.4% IN MODELO'S BRANDS AND 31.3% IN THE IMPORTED BRAND PORTFOLIO. IN APRIL, PRICE ADJUSTMENTS WERE IMPLEMENTED IN THE DOMESTIC MARKET BY REGION, CHANNEL, BRAND AND PRESENTATION. VOLUMES STARTED OUT WEAKER IN THE FIRST PART OF THE QUARTER, RECOVERING DURING THE PERIOD. IMPORTED BRANDS SHOWED EXCELLENT PERFORMANCE, MAINLY IN THE NORTHERN REGION OF MEXICO.

EXPORT VOLUMES INCREASED 6.5% AND REPRESENTED 32.7% OF TOTAL VOLUME, COMPARED TO THE 32.0% REGISTERED IN THE SAME QUARTER OF THE PREVIOUS YEAR. THE U.S. MARKET ACHIEVED 4.3% VOLUME GROWTH. REGIONS REGISTERING OUTSTANDING RESULTS WERE EUROPE AND OCEANIA.

NET SALES GREW 25.5% COMPARED TO THE SAME PERIOD OF 2006, TOTALING 19,711 MILLION PESOS. THIS FIGURE REFLECTS INCREASES OF 1.9% IN DOMESTIC SALES AND 83.7% IN EXPORTS. TOTAL EXPORT REVENUES DURING THE QUARTER WERE 804 MILLION DOLLARS, 97.9% HIGHER THAN THE PRIOR YEAR. THE AVERAGE EXPORT PRICE PER HECTOLITER GREW 85.9% IN DOLLARS, DUE TO THE INCORPORATION OF THE SELLING PRICE FROM CROWN TO ITS WHOLESALERS. IN MEXICAN PESOS, THE PRICE INCREASED 72.5%, REFLECTING THE PESO APPRECIATION VERSUS DE U.S. DOLLAR.

DURING THE SECOND QUARTER OF 2007, CROWN IMPORTS, LLC., REGISTERED NET SALES OF 723 MILLION DOLLARS AND OPERATING PROFIT OF 157 MILLION DOLLARS.

THE COST OF GOODS SOLD INCREASED 22.9% DUE TO THE INCORPORATION OF THE STORAGE AND DISTRIBUTION COSTS OF THE PRODUCTS SENT TO CROWN IMPORTS WAREHOUSES, AND TO THE INCREASES IN CERTAIN RAW MATERIALS AND PACKAGING FOR THE DOMESTIC MARKET. GROSS PROFIT TOTALED 11,208 MILLION PESOS, A 27.6% INCREASE COMPARED TO THE SAME QUARTER OF 2006. GROSS MARGIN WAS 56.9%, AN EXPANSION OF 90 BASIS POINTS.

OPERATING EXPENSES INCREASED 29.7% AS A RESULT OF THE CONSOLIDATION OF ADVERTISING AND DISTRIBUTION EXPENSES INCURRED IN THE U.S., AND TO A LESSER EXTENT HIGHER ADVERTISING EXPENSES IN MEXICO AND IN THE CONVENIENCE STORE BUSINESS. OPERATING PROFIT WAS 6,333 MILLION PESOS, WHICH REPRESENTS AN INCREASE OF 26.0%.

THE COMPREHENSIVE FINANCING RESULT REGISTERED A POSITIVE GAIN OF 254 MILLION PESOS, MAINLY AS A RESULT OF THE APPRECIATION OF THE PESO VERSUS THE US DOLLAR.

THE OTHER INCOME AND EXPENSE CATEGORY SHOWED A LOSS OF 285 MILLION PESOS, COMPARED

TO A LOSS OF 595 MILLION PESOS IN 2006. THIS INCLUDES INCOME FROM THE ADVERTISING FUND THAT WAS PART OF THE IMPORT CONTRACT IN THE U.S., WHICH ENDED ON DECEMBER 31, 2006, AS WELL AS EXPENSES RELATED TO THE RESTRUCTURING OF THE DISTRIBUTION OPERATIONS IN MEXICO CITY. IT ALSO INCLUDES EMPLOYEE PROFIT SHARING; ACCORDING TO MODIFICATIONS TO MEXICAN GAAP, AS OF 2007, THIS HEADING IS NO LONGER REGISTERED AS TAXES AND IS RECLASSIFIED TO THE OTHER EXPENSES LINE, (FOR COMPARISON PURPOSES, THE PROFIT SHARING OF 2006 WAS RECLASSIFIED)

MINORITY INTEREST PARTICIPATION IN THE QUARTERLY RESULTS TOTALED 1,774 MILLION PESOS, OF THIS AMOUNT 857 MILLION PESOS CORRESPONDS TO THE 50% STAKE OF BARTON BEERS, A SUBSIDIARY OF CONSTELLATION BRANDS IN CROWN IMPORTS.

NET MAJORITY INCOME WAS 3,047 MILLION PESOS, 12.6% ABOVE THE PRIOR YEAR. THUS, NET MARGIN WAS 15.5% COMPARED TO 17.2% POSTED LAST YEAR.

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	2ND QUARTER	%	2ND QUARTER	%	VAR. (%)
DOMESTIC	9.257	65.9	9.039	66.9	2.4%
IMPORT	0.196	1.4	0.149	1.1	31.3%
TOTAL DOMESTIC	9.453	67.3	9.188	68.0	2.9%
EXPORT	4.597	32.7	4.317	32.0	6.5%
TOTAL	14.050	100.0	13.505	100.0	4.0%

2007 FINANCIAL SUMMARY

DURING THE FIRST HALF OF 2007, TOTAL BEER VOLUME GREW 3.0% COMPARED TO THE SAME PERIOD OF LAST YEAR, REACHING 25.6 MILLION HECTOLITERS. THE DOMESTIC MARKET, INCLUDING IMPORTS, REGISTERED GROWTH OF 3.6%, WHILE EXPORTS INCREASED 1.7%.

NET SALES IN 2007 TOTALED 35,767 MILLION PESOS, AN INCREASE OF 25.0% AS A RESULT OF 1.2% INCREASE IN DOMESTIC SALES AND 83.1% IN EXPORTS. IN THE MEXICAN MARKET, THE PERFORMANCE OF MODELO LIGHT STANDS OUT. TOTAL EXPORT REVENUES WERE 1,422 MILLION DOLLARS, WHICH REPRESENTED AN INCREASE OF 89.7% COMPARED WITH THE PREVIOUS YEAR. IN DOLLAR TERMS, THE PRICE PER HECTOLITER INCREASED 86.6%.

THE COST OF GOODS SOLD GREW 22.7% DUE TO THE INCORPORATION OF THE COSTS OF CROWN IMPORTS AS WELL AS INCREASES IN CERTAIN RAW MATERIALS AND PACKAGING. GROSS PROFIT TOTALED 20,110 MILLION PESOS, A 26.7% INCREASE COMPARED TO THE FIRST SEMESTER OF 2006. GROSS MARGIN WAS 56.2%, AN EXPANSION OF 80 BASIS POINTS.

OPERATING EXPENSES INCREASED 27.4% AS A RESULT OF THE ADVERTISING AND DISTRIBUTION EXPENSES INCURRED IN THE U.S., AND TO A LESSER EXTENT HIGHER ADVERTISING EXPENSES

IN MEXICO AND IN THE CONVENIENCE STORE BUSINESS. OPERATING PROFIT WAS 11,056 MILLION PESOS, WHICH REPRESENTS AN INCREASE OF 26.2%. THUS, OPERATING MARGIN WAS 30.9%, A 30 BASIS POINT INCREASE FROM THE 2006 FIGURE.

DEPRECIATION AND AMORTIZATION TOTALED 1,587 MILLION PESOS AND REPRESENTED 4.4% OF NET SALES. EBITDA (OPERATING INCOME + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 12,354 MILLION PESOS, A FIGURE 24.9% HIGHER THAN IN THE PREVIOUS YEAR.

BELOW OPERATING RESULTS, THE COMPREHENSIVE FINANCING RESULT REGISTERED A 546 MILLION PESO GAIN FOR GRUPO MODELO AS A RESULT OF A LOWER FOREIGN EXCHANGE GAIN AND A HIGHER INFLATION RATE IN THE PERIOD.

IN TERMS OF TAXES, THE EFFECTIVE TAX RATE WAS 27.1%, COMPARED TO THE 30.1% POSTED IN 2006. IT IS IMPORTANT TO HIGHLIGHT THAT THE FISCAL SCHEME OF CROWN IMPORTS, LLC STATES THAT THE SHAREHOLDERS OF THIS COMPANY ARE THE RESPONSIBLE FOR THE FULFILLMENT OF FISCAL OBLIGATIONS; AS A RESULT, THE INCOME TAX HEADING ONLY SHOWS THE AMOUNT THAT CORRESPONDS TO GRUPO MODELO'S OBLIGATION FOR ITS 50% STAKE.

FINALLY, NET MAJORITY INCOME WAS 5,433 MILLION PESOS, REPRESENTING AN INCREASE OF 16.2%. NET MARGIN WAS 15.2%.

FINANCIAL POSITION

AS OF JUNE 30, 2007, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES ACCOUNTED FOR 18.5% OF TOTAL ASSETS, IN CONTRAST TO THE 23.2% IN 2006. ON THE OTHER HAND, TOTAL ASSETS GREW 8.2% OVER THE LAST TWELVE MONTHS. THE FINANCIAL POSITION OF THE COMPANY REMAINED STRONG, WITH SHORT-TERM OPERATIONAL LIABILITIES TOTALING 6,649 MILLION PESOS. STOCKHOLDERS' EQUITY TOTALED 77,266 MILLION PESOS, REPRESENTING A 7.5% INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

AS OF JUNE 2007, GRUPO MODELO INVESTED 1,882 MILLION PESOS OF ITS INTERNALLY GENERATED CASH FLOW. THE FUNDS WERE ALLOCATED AS SHOWN IN THE TABLE.

AREA	JUNE 2007
COAHUILA BREWERY	39.9%
BREWERIES & OTHER FACTORIES	38.8%
SALES	21.3%

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF JUNE 30, 2007 AND 2006

MARKET	2007	%	2006	%	VAR
DOMESTIC	17.069	66.8	16.526	66.6	3.3%
IMPORT	0.326	1.3	0.261	1.0	25.0%
TOTAL					
DOMESTIC	17.394	68.1	16.787	67.6	3.6%
EXPORT	8.166	31.9	8.031	32.4	1.7%
TOTAL	25.560	100.0	24.818	100.0	3.0%

NOTES TO FINANCIAL STATEMENTS

CONSOLIDATED
Final Printing

R06: THE CONSIDERED INPC THAT I AM USED FOR THE CLOSING OF THE MONTH OF JUNE OF 2007 WAS OF 121,794 (117,058 IN 2006)

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSIÓN = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

REFERENCE R37 TAX RESULT FOR THE PERIOD CORRESPONS TO THAT OF GRUPO MODELO, DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

R23: IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE OF THE QUARTER IS HANDLED.

C31: REFERENCE C31 COLUM INCLUDES THE PAYMENT OF DIVIDENS IN THE FOLLOWING MANNER:

	2007	2006
MAJORITY INTERESTS	6,763,660	4,211,364
MINORITY INTERESTS	2,021,444	1,275,547
	8,785,104	5,486,911

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THER BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30 2007 AND 2006

Amounts expressed in thousands of pesos of June 30, 2007 purchasing power

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The Consolidated Financial Statement, include by recommendation of our auditors the financial information of Crown Imports, company constitututed by the association, between the group and Barton Beers, Ltd.

c) Grupo Modelo, S. A.B. de C. V. is mainly engaged in holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

Breweries:	Percentage of shareholding in the shares comprising the capital stock
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañía Cervecera de Coahuila, S.A. de C.V.	100

Transformation of barley to malt:	Percentage of shareholding in the shares comprising the capital stock

Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, Inc.	100
Extractos y Maltas, S.A. de C.V.	98
Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo del Bajío, S.A. de C.V.	100
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo en Michoacán, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Distributors of beer and other products abroad:	
GModelo Corporation, Inc. (50% Crown Imports LLC Holding)	100
Procermex, Inc.	100
GModelo Europa, S.A.U.	100
Eurocermex, S. A.	100

2. ACCOUNTING POLICIES:

The Group accounting policies used in preparing these consolidated financial statements comply with the requirements for reasonable presentation set forth by Mexican Financial Information Standards (NIF) and are expressed in pesos of June 30, 2007 purchasing power through application of National Consumer Price Index (NCPI) factors. Those standards require that the Group's Management make certain estimates and assumptions in determining the valuation of some items included in the consolidated financial statements.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes. Consolidation was performed based on the audited financial statements of most of the subsidiaries.

b) Marketable securities - Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) Derivative financial instruments - The main financial risks for the Company pertain to exchange fluctuations (dollar-peso) and the price of natural gas, which are covered by contracting derivative instruments (Over-the-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. Gains or losses on those
d) investments are recorded in income for the year. (See Note 16).

d) Inventories and cost of sales - This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated companies that manufacture materials used in the production of beer is included in the of income statement as a reduction in cost of sales.

f) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and on the basis of their acquisition cost in the case of purchases subsequent to that date.

g) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by applying NCPI factors based on the ageing of the expenditure.

h) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) Deferred expenses and intangible assets - Intangible assets are recognized in the balance sheets provided they are identifiable, they generate expected economic benefits, and there is control over said benefits. These items are restated by applying NCPI factors based on expenditure ageing. Licenses and permits represent payments made to exploit a patent or registration issued by the owner of said items. They are recorded at acquisition value, which at the date of the consolidated financial statements is similar to market.

j) Amortization - The original amount and restatement increment for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets, no impairment was determined. At the date of the consolidated financial statements.

l) Labor obligations upon retirement - The effects of seniority premiums to which employees are entitled after 15 years so service and obligations for compensation at the end of employment established in retirement plans established for employees are recorded as cost for the years in which said services are rendered, based on actuarial studies performed by independent experts, and are recorded based on the guidelines of Statement D-3, "Labor Obligations" and the amendments thereto.

Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. See Note 8

m) Deferred income tax and employees' profit sharing - To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the income tax rate to all temporary differences of assets and liabilities at the date of the consolidated financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See Note 12 c

n) Stockholders' equity - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of June 30, 2007 purchasing power and are restated by applying NCPI factors to historical amounts.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss", described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since those costs are compared to restatements determined using the NCPI. If the specific costs are higher than the indexes, there is a gain from holding non-monetary assets; otherwise, there is a loss. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets is restated in the same way as other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

o) Gains or loss on monetary position - This account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. Those effects are charged or credited to income statement and form part of comprehensive financing income.

p) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

q) Foreign currencies - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

r) Translation of the financial information of subsidiaries located abroad - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $10.7902 ($10.79 in 2006) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The financial statements in Mexican pesos are restated at the period close by applying the provisions of Statement B-10.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item	2007	2006
Trade accounts receivable	$7,201,329	$4,265,519
Sundry debtors	534,370	498,958
Salesmen	17,180	13,561
	7,752,879	4,778,038
Less - Allowance for doubtful accounts	(327,409)	(421,468)
	7,425,470	4,356,570
Recoverable taxes	153,022	130,396
Non-consolidated related companies (See Note 13)	61,252	32,279
Officers and employees	47,062	24,537
	7,686,806	4,543,782
Less - Current accounts and notes receivable	(6,160,657)	(3,195,553)

Long-term accounts and notes receivable	$1,526,149	$1,348,229

4. INVENTORIES:.

This account is made up as follows:

Item	2007	2006
Containers and packing	$2,718,675	$1,914,256
Finished goods and work in process	2,253,193	1,617,619
Merchandise in transit and advances to suppliers	1,521,831	1,341,998
Raw materials	1,365,238	682,213
Spare parts and accesories	657,999	509,626
Advertising articles	167,795	153,005
	8,684,731	6,218,717
Less- Allowance for slow-moving inventories	(132,540)	(169,061)
	$8,552,191	$6,049,656

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Shareholding percentage in shares comprising the capital stock	2007	2006
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$3,091,987	$2,715,305
Manantiales La Asunción, S.A.P.I. de C.V.	60	289,268	-
Gondi, S. A. de C. V.	7	218,165	189,083
Investments abroad	40-81	121,194	132,790
		3,720,614	3,037,178
Other		40,190	52,381

	3,760,804	3,089,559
Less - Allowance for decline in book value	(142,208)	(147,872)
	$3,618,596	$2,941,687

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities amounting to $274,635 ($297,853 in 2006) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	Annual percentage of depreciation rate	2007 Historical cost - net	2007 Restatement - net	2007 Total net value	2006 Total net value
Land	-	$ 1,629,753	$ 3,221,094	$ 4,850,847	$ 4,844,892
Machinery and equipment	5	14,207,868	7,566,670	21,774,538	22,241,179
Transportation equipment	12 to 25	2,512,782	346,251	2,859,033	2,727,532
Buildings and constructions	2	6,999,671	6,532,837	13,532,508	13,672,759
Computer equipment	25	516,193	33,514	549,707	545,876
Furniture and other equipment	7	647,207	69,946	717,153	420,353
Antipollution equipment	5	552,763	300,165	852,928	897,980
Construction in progress advances to suppliers.	-	4,652,799	110,445	4,763,244	2,130,725
		$31,719,036	$18,180,922	$49,899,958	$47,481,296

Depreciation for the year amounted to $1,497,112 ($1,382,849 in 2006).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $1,968,628 ($3,133,800 in 2006), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. This work is expected to conclude in 2007 and 2008.

7. OTHER ASSETS:

The balance of this account is made up as follows:

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

Item	2007	2006
Deferred expenses	$2,420,586	$1,988,868
Goodwill and other intangible assets	1,146,554	522,961
	3,567,140	2,511,829
Less - Acumulated amortization	(912,658)	(785,591)
	2,654,482	1,726,238
Intangible assets for labor obligations upon retirement (See Note 8)	539,262	451,006
	$3,193,744	$2,177,244

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description	2007	2006
Obligations for current benefits	$5,342,485	$5,215,358
Additional amount of projected benefits	405,671	417,614
Obligations for projected benefits	5,748,156	5,632,972
Plan assets (trust fund)	(5,733,555)	(5,094,505)
	14,601	538,467
Items to be amortized over a period of 13 to 19 years:		
For adjustments to assumptions	(532,091)	(1,083,895)
For past services	(558,061)	(582,500)
Projected net assets	(1,075,551)	(1,127,928)
Additional liability made of:		
Intangible assets	539,262	451,005

Adjustment to capital	563,289	676,923
Accrued liability	$ -	$ -

- The intangible assets and the adjustment to capital derived from subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $214,873 ($272,142 in 2006). In the period, payments made by the trusts to beneficiaries amounted to $151,200 ($175,367 in 2006).

- The net cost for the period amounted to $126,848 ($147,429 in 2006), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

- During the period severance indemnities were paid of $299,048 ($265,232 in 2006)

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 139 million U.S. dollars (100 million U.S. dollars in 2006)

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lese payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

a) As of June 30, 2007 and 2006, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Comprised of 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	13,046,034
	$15,885,686

b) Composition of updating of some shareholder's equity accounts:

Item	Net Historical Cost	Net Restatement	Net Restatement
Capital	$2,839,652	$13,046,034	$15,885,686
Share Premium	193,388	864,563	1,057,951
Accumulated Profits			
Legal Reserve	2,413,910	702,343	3,116,253
Reserve for acquisition of own shares	150,000	518,238	668,238
To be applied	32,928,833	5,504,853	38,433,686
Profit for the period	5,439,470	(6,198)	5,433,272
Total	$43,965,253	$20,629,833	$64,595,086

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the period is made up as follows:

Description	2007	2006
Consolidated net income for the period	$ 8,587,815	$ 6,097,582
Result from holding non-monetary assets	(85,975)	(52,333)
Comprehensive income	$ 8,501,840	$ 6,045,249

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of June 30 2007 and 2006 are as follows:

Item	2007	2006
Income currently payable	$3,080,818	$2,572,547
Asset tax	21,753	15,433
Deferred income tax	83,507	39,190
	$3,186,078	$2,627,170

b) On January 1, 2005, the amendments to the Income Tax Law went into effect and stipulate an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax for the period was determined by applying the rate of 28% (29% in 2006). The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item	2007	2006
Fixed assets and other assets	$6,498,421	$6,318,441

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

Inventories	766,517	879,342
Labor obligations upon retirement	304,246	315,898
Other	667,316	657,950
Subtotal	8,236,500	8,171,631
Tax credits corresponding to:		
Recoverable asset tax	(26,061)	(60,181)
Total deferred tax liability	8,210,439	8,111,450
Deferred employees' profit sharing	84,825	106,840
Total deferred income tax and employees' profit sharing liability	$8,295,264	$8,218,290

d) Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision charged to income is made up as follows:

Item	2007	2006
Current employees' profit sharing	$ 753,540	$ 582,257
Deferred employees' profit sharing	(14,170)	(10,506)
	$ 739,370	$ 571,751

f) The legal rate for ISR, is 28% (29% in 2006), wich differ from the effective rate, 27,10% (30,11% in 2006), which must with the object of the fiscal consolidation and nondeductible expenses, mainly.

g) At the date of the consolidated financial statements, asset tax amount to $272,556 ($226,896 in 2006), which can be recovered in the following ten years to the extent income tax exceeds asset tax in any of those years.

- Certain subsidiaries incurred in no income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that said amount can be credited against income tax in future years. This item is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amount to $26,061 ($60,181 in 2006).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the period, and amounted to $21,782 ($15,373 in 2006).

h) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- The consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100%. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and corresponding to tax years 1999 to 2004 , and which are to be applied against tax profits generated in the period, are considered at the consolidating percentage multiplied by the 0.60 factor .

- Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are not applied in accordance with the law must be added to the consolidated profit of the year in which they expire.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $14,306 ($22,271 in 2006) at the time these subsidiaries generate taxable income, and which may be offset against future tax profits after have been restated. Tax losses from prior years in the amount of $3,470 ($7,410 in 2006) have been offset in the year vs. historical losses of prior years.

j) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

- Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 28% income tax on the result of multiplying the dividend paid by the factor of 1.3889 (1.4085 in 2006); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In the exercise they were decreed, in favor of the majority shareholders, dividends to historical values by $6,763,660 (4,050,065 in 2006) which were diminished of cufin.

- At of the date of the consolidated financial statements, the CUFIN balance is $23,010,722 ($20,967,558 in 2006).

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2007	2006
Purchases of:		
Containers and packaging	$3,548,053	$2,908,579
Machinery	262,996	61,664
	$3,811,049	$2,970,243
Sales of:		
Recyclable materials	$ 63,024	$ 101,795
Machinery and maintenance services	6,209	19
	$ 69,233	$ 101,814

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2007	2006
Assets	601,924	270,509
Liabilities	128,823	41,758

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.7902 pesos exchange rate for assets and $10.7988 for liabilities to the US dollar	$6,494,880	$1,391,133

The exchange rate to the date of emission of the Consolidated Financial Statements, is $10.7608 (11.03 in 2006) for assets and liabilities.

c) At the date of the consolidated financial statements, there were inventories amounting to 53,908,000 U.S. dollars (60,814,000 U.S. dollars in 2006), which for the most part can only be acquired abroad.

d) During the period, the following operations were carried out in U.S. dollars (thousands):

Description	2007	2006
Exports of finished goods	1,432,483	741,208
Collection of royalties	13,234	86,875
Exports of packaging and other materials	11,390	30,639
	1,457,107	858,722
Purchase of inventories	83,340	129,050
Freight, advertising, taxes and duties, and other items	336,086	131,067
Purchase of machinery and payment of other services	77,607	7,645
Purchase of spare parts	35,632	4,925
	532,125	272,687
Net	924,982	586,035

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2007:	Income	Consolidated net profit	Identifiable assets
Domestic	$20,203,160	$ 4,809,176	$ 83,378,965
Exports	15,564,319	3,778,639	8,830,841 (1)
	$35,767,479	$ 8,587,815	$ 92,209,806

2006:	Income	Consolidated net profit	Identifiable assets
Domestic	$20,126,183	$ 4,384,162	$81,285,527
Exports	8,498,281	1,713,420	3,931,490 (1)
	$28,624,464	$ 6,097,582	$85,217,017

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b) The group has carried out some transactions with derived financial instruments, which have been recognized like of cover, since they mitigate the exhibition to volatileness in the price of natural gas as I ooze of the production

17.- ASSOCIATION CONTRACT:

In 2006, the Group subscribed a letter of intent for the alliance with Nestle Waters, by means of who settled in the increasing water market bottled in Mexico. Another important event was the company signature of the agreement for the exclusive distribution in Mexico of the Chinese Beer Tsingtao, as well as the agreement with Anheuser-Busch; that as of 2007, is the importer and exclusive drug dealer of the marks of Model in China. Also, was created Crown Imports LLC, coinvestment by equal parts with Barton Subsidiary Beers LTD. of Constellation Brands, who as of 2007, is the only importer of all the marks of Export of the Group, like of beers ST. Pauli Girl and Tsingtao in U.S.A.

18. NEW ACCOUNTING PRONOUNCEMENTS:

The provisions of the Financial Information Standards (NIFs for their initials in Spanish) issued by the Mexican Board for Investigation and Research of Financial Information Standards (CINIF for its initials in Spanish) went into effect as from January 1, 2007. Those standards are not expected to have a significant effect on the Group's financial information.

NIF B -3, Statement of Income" - incorporates a new approach to classify income, costs and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' statutory profit sharing as an ordinary expense rather than a tax on profits.

NIF B-13, "Subsequent events" - requires recognition in the period in which asset and liability restructurings and actually occur and when creditors waive their rights to collect on debts due to non compliance by the entity in connection with debt agreements. The above matters are disclosed in the notes to the financial statements.

NIF C-13, "Related parties" - broadens the definition (scope) of the concept of related parties and increases the requirements of disclosure in the notes to the financial statements.

NIF D-6, "Capitalization of the Comprehensive Financing Income" - establishes the obligation to capitalize the comprehensive income, as well as the rules for capitalization.

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERS
DIBLO, S.A. DE C.V.	HOLDING	243,229,213	76.75

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,091,987
MANANTIALES LA ASUNCION	WATER PRODUCCION	112,581,270	60.00	302,778	289,268
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	218,165
SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,336
RESERVE FOR IMPAIRMENT		0	0	0	(142,208)
TOTAL INVESTMENT IN ASSOCIATEDS				378,071	3,534,548
OTHER PERMANENT INVESTMENTS					84,048
TOTAL				378,071	3,618,596

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD,
THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER 2 YEAR: 2007

CONSOLIDATED
FINAL PRINTING

TRANSLATION FOR INFORMATION PURPOSES ONLY

CREDIT TYPE / INSTITUTION	With foreing Institution (1)	Date of agreement	AMORTIZATION DATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
				CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS															
BOTTLES	NOT APPLIED			435,576	0	0	0	0	0						
PACKING	NOT APPLIED			174,122											
CAN	NOT APPLIED			11,812	0	0	0	0	0						
FUEL	NOT APPLIED			96,928	0	0	0	0	0						
PUBLICITY	NOT APPLIED			93,579	0	0	0	0	0						
SPARE PARTS	NOT APPLIED			65,672	0	0	0	0	0						
FREIGTH	NOT APPLIED			5,298											
ELECTRICITY	NOT APPLIED			3,513	0	0	0	0	0						
WATER AND ICE	NOT APPLIED			33,418	0	0	0	0	0						
OTHER RAW MATERIALS	NOT APPLIED			53,415	0	0	0	0	0						
MACHINERY AND EQUIPMENT	NOT APPLIED			13,181	0	0	0	0	0						
SERVICES	NOT APPLIED			60,864	0	0	0	0	0						
PALLETS	NOT APPLIED			21,881	0	0	0	0	0						
FEES	NOT APPLIED			23,457	0	0	0	0	0						
MAINTENANCE	NOT APPLIED			22,835	0	0	0	0	0						
COMPUTER EQUIPMENT	NOT APPLIED			4,557	0	0	0	0	0						
MAIL AND PHONE	NOT APPLIED			837	0	0	0	0	0						
SOFT DRINKS	NOT APPLIED			18,949	0	0	0	0	0						
GRITS	NOT APPLIED			15,886	0	0	0	0	0						
CUSTOM EXPENSES	NOT APPLIED			1,278	0	0	0	0	0						
LEASINGS	NOT APPLIED			110	0	0	0	0	0						
RICE	NOT APPLIED			1,881	0	0	0	0	0						
CONSTRUCTION LIABILITIES	NOT APPLIED			3,846	0	0	0	0	0						
STATIONARY	NOT APPLIED			3,830	0	0	0	0	0						
CHEMICAL PRODUCTS	NOT APPLIED			10,189	0	0	0	0	0						
CLEANING MATERIALS	NOT APPLIED			23	0	0	0	0	0						
INSURANCES	NOT APPLIED			520	0	0	0	0	0						
GROCERIES	NOT APPLIED			283,273	0	0	0	0	0						
REFRIGERATION EQUIPMENT	NOT APPLIED			8,858	0	0	0	0	0						
OTHERS	NOT APPLIED			111,932	0	0	0	0	0						
BOTTLES	NOT APPLIED									17,418					
PACKING	NOT									5,845	0	0	0	0	0
PUBLICITY	NOT									54,450	0	0	0	0	0
SPARE PARTS	NOT									95,127	0	0	0	0	0
LABLES	NOT									477	0	0	0	0	0
FREIGHT	NOT									14,989	0	0	0	0	0
OTHER RAW MATERIALS	NOT									212,587	0	0	0	0	0
MACHINERY AND EQUIPMENT	NOT									11,170	0	0	0	0	0
SERVICES	NOT									488,651	0	0	0	0	0
PALLETS	NOT									8,552	0	0	0	0	0
FEES	NOT									65	0	0	0	0	0
MAINTENANCE	NOT									308	0	0	0	0	0
BEER	NOT									107,945	0	0	0	0	0
CUSTOM EXPENSES	NOT									2,620	0	0	0	0	0
PROMOTIONAL ITEMS	NOT									95	0	0	0	0	0
LEASINGS	NOT									1,581	0	0	0	0	0
BARLEY	NOT									8,741	0	0	0	0	0
HOPS	NOT									22,431	0	0	0	0	0
OTHERS	NOT									63,040	0	0	0	0	0
TOTAL SUPPLIERS				1,580,268		0	0	0	0	1,116,102	0	0	0	0	0
						0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)															
	NOT APPLIED NOT			0	0	0	0	0	0	0	0	0	0	0	0
TOTAL															
OTHER CURRENT LIABILITIES WITHOUT COST (S26)															
OTHER LIABILITIES	NOT APPLIED			1,692,905	0	0	0	0	0						
OTHER LIABILITIES	NOT									275,040	0	0	0	0	0
TOTAL				1,692,905		0	0	0	0	275,040	0	0	0	0	0
TOTAL GENERAL				3,273,174	0	0	0	0	0	1,391,142	0	0	0	0	0

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

MONETARY FOREING CURRENCY POSITION

(Thousands of Mexican Pesos)

CONSOLIDATED
FINAL PRINTING

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	601,924	6,494,925	0	0	6,494,925
LIABILITIES POSITION	122,316	1,320,773	6,507	70,369	1,391,142
SHORT-TERM LIABILITIES POSITION	122,316	1,320,773	6,507	70,369	1,391,142
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	479,608	5,174,152	(6,507)	(70,369)	5,103,783

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.7902 PESOS FOR ASSETS AND $10.7988 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 2 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	30,036,463	6,198,165	(23,838,298)	0.01	(123,116)
FEBRUARY	29,934,982	6,338,366	(23,596,616)	0.00	(65,956)
MARCH	31,817,260	6,967,358	(24,849,902)	0.00	(53,782)
APRIL	33,083,032	7,245,128	(25,837,904)	0.00	15,430
MAY	27,184,082	7,733,982	(19,450,100)	0.00	94,886
JUNE	27,881,989	7,100,027	(20,781,962)	0.00	(24,957)
RESTATEMENT				0.00	(12,494)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(169,989)

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

= = = = = = = NOT APPLIED = = = = = = =

ACTUAL SITUATION OF FINANCIAL LIMITED

= = = = = = = NOT APPLIED = = = = = = =

TRANSLATION FOR INFORMATION PURPOSES ONLY

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
FINAL PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100.00
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	97.70
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	79.10
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	76.70
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	100.00
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	94.70
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	79.10
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	100.00
GMODELO AGRICULTURE INC.	TRANSFORMATION OF BARLEY INTO MALT	100	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

MAIN RAW MATERIALS

CONSOLIDATED
FINAL PRINTING

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
	EXTRACTOS Y MALTAS, S.A.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL MALTING COMPANY	YES	0
		MALT	GMODELO AGRICULTURE	YES	8.92
GRITS	CP INGREDIENTES, S.A. DE C.V.				3.9
	ALMIDONES MEXICANOS S.A. DE C.V.				0.00
RICE	IPACPA, S.A. DE C.V.				0.45
		HOPS	JOHN I.HASS, INC	NO	0.0
			S.S.STEINER INC		1.27
					0

NOTES

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 2 YEAR: 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
SALES

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	17,395	17,418,553	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
	0	0	0.0	MONTEJO	CONSUMER
	0	0	0.0	LEON	CONSUMER
	0	0	0.0	MODELO LIGTH	CONSUMER
OTHER INCOME	0	2,784,607	0.0		
FOREIGN SALES					
BEER	8,166	15,564,319	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		35,767,479			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	8,166	15,564,319	U.S.A.		CONSUMER
	0	0	CANADA		CONSUMER
	0	0	EUROPA		CONSUMER
	0	0	ASIA		CONSUMER
	0	0	LATINOAMERICA		CONSUMER
FOREIGN SUBSIDIARIES					
TOTAL		15,564,319			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
THE MARKS ARE COMERCIALIZED OF INDISTINCT FOR IN THE DIFFERENT DESTINIES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	2	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.0000	2	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0.0000	2	0	650,351,920	0	650,351,920	0	967,801
TOTAL			1,459,389,728	1,792,369,904	1,459,389,728	1,792,369,904	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,251,759,632

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. $4,763,244 (2,130,725 IN 2006), OF WORK IN PROGESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENST INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY $1,968,628 ($3,133,800 IN 2006) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2007 AND 2008.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
Final Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENT B-15, TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS, WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $10.7902 ($11.345 IN 2006) TO THE US DOLLAR, B) NON-MONETARY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOSS ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF THE YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS. THE FINANCIAL STATEMENTS IN MEXICAN PESOS ARE RESTATED AT THE PERIOD CLOSE BY APPLYING THE PROVISIONS OF STATEMENT B-10.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2007	2006
ASSETS	699,314	169,707
LIABILITIES	71,804	12,083
NET ASSETS	627,510	157,624

END